SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 24, 2005 to October 24, 2005
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release confirming cash distribution for November 15, 2005 and confirming S&P/TSX index inclusion and schedule for release of 2005 third quarter results.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 24, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR NOVEMBER 15, 2005
AND PROVIDES CONFIRMATION OF S&P/TSX INDEX INCLUSION AND
SCHEDULE FOR THE RELEASE OF 2005 THIRD QUARTER RESULTS
(Calgary, October 21, 2005) /CCNMatthews/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), today confirmed its November 15, 2005 cash distribution will be Cdn $0.23 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is October 28, 2005. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of November 1, 2005.
The distribution of Cdn $0.23 per trust unit is equivalent to approximately U.S. $0.19 per trust unit using a U.S./Canadian dollar exchange ratio of 1.188. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of September, 2005. Cash distributions paid over the past 12 months now total Cdn $2.76 per trust unit or approximately U.S. $2.26 per trust unit.
Pengrowth is pleased to confirm it has received notification that it has been selected for inclusion in the S&P/TSX Composite Index, Canada’s premier equity index. The inclusion of income trusts will be implemented in orderly stages with full implementation expected on March 17, 2006 following the close of markets. Pengrowth views the addition of income trusts to the index as positive and expects the move to result in a broader investing audience for the trust sector, leading to increased liquidity and a more efficient market.
Pengrowth also wishes to confirm that its third quarter financial and operational results are scheduled for release following the close of markets Thursday, November 3, 2005. Pengrowth will hold a conference call beginning at 11:00 A.M. Eastern Time (9:00 A.M. Mountain Time) on Friday, November 4, 2005 during which Management will review Pengrowth’s results and respond to inquiries from the investment community. To participate callers may dial (866) 898-9626 or Toronto local (416) 340-2216. To ensure timely participation in the teleconference callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191